November 4, 2014

VIA EDGAR

Maryse Mills-Apenteng, Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, NE
Washington, D.C. 20549-3628

Re:         Cimetrix Incorporated
Schedule 13E-3
Filed October 1, 2014
Amendment No. 1 to Schedule 13E-3
Filed October 2, 2014
File No. 005-52385

Dear Ms. Mills-Apenteng:

On behalf of Cimetrix, Inc. (the “Company”), we are responding to the comments of the staff of the Securities and Exchange Commission included in the letter to the Company dated October 24, 2014 with respect to the above referenced Schedule 13E-3 filing.  Each comment is included below in italics followed by the Company’s response to the comment.  In addition, we are concurrently filing Amendment No. 2 to the Schedule 13E-3 to reflect changes made to the Disclosure Statement included as Exhibit A to the Schedule 13E-3 in response to the staff’s comments.

Amendment No. 1 to Schedule 13E-3

General

1.
Please note that you must include the information required by Items 3, 5, 6, 10 and 11 of Schedule 13E-3 with respect to each control person of the filing person and each executive officer and director of any corporation or entity ultimately in control of the filing person. See General Instruction C to Schedule 13E-3. In that regard, we note that Rorze Corporation beneficially owns 22.87% of the company’s common stock.

RESPONSE:  We have carefully reviewed a number of factors and the history of the lack of involvement by Rorze Corporation in the management and operations of the Company and believe that Rorze is not a control person of the Company.  Rorze is a Japanese manufacturer of robotic equipment

Ms. Maryse Mills-Apenteng
United States Securities and Exchange Commission
November 4, 2014

which incorporates the software products of the Company.  While Cimetrix considers Rorze an important customer, the Company’s business is not dependent on this relationship.  Sales to Rorze in the year ended December 31, 2013 were approximately $373,000 out of total revenues of $5,234,000 and $440,000 for the nine months ended September 30, 2014 out of total revenues of $4,681,000.  Rorze does not have a representative on the board of directors of the Company, and has never nominated anyone nor suggested a nominee for election as a director.  The Company does not have cumulative voting for directors and as a result of its staggered board terms only one or, at most, two directors stand for election each year.  Consequently Rorze’s stock position would not permit it to control the election of any director to the board of directors.  None of the directors or executive officers of the Company have a position with Rorze as a director, officer or employee, and no officer or director of Rorze holds any position with the Company or serves on the board of directors or any board committee of the Company.  Rorze is not involved in the day-to-day operation or management of the Company in any fashion.  Rorze has not in the past, and is not in a position to, “direct or cause the direction of the management and policies” of Cimetrix and, consequently does not meet the definition of being in control of the Company.

2.
The first page of the Disclosure Statement indicates that “it is anticipated that the effective date of the reverse stock split will be on or about November 6, 2014.” Please advise us of the date on which the Disclosure Statement was first mailed to stockholders, if applicable. We remind the Company of its obligations under Exchange Act Rule 13e-3(e)(2) and (f)(1)(iii).

RESPONSE:  This date was included in the Disclosure Statement based on an initial estimate of the timing of completion of the steps necessary to effectuate the reverse split.  The Company has not mailed the Disclosure Statement to stockholders.  It is not anticipated that this mailing will occur at a time that there are unresolved comments from the staff.  In considering the best alternatives to the disclosure of the effective date of the Transaction, we have elected to amend the Disclosure Statement to delete all reference to an approximate date.  In addition we added disclosure under the caption “Special Factors – Structure of the Transaction” on page 20 to clarify that the effective date will be on or about 20 days subsequent to the date the disclosure statement is mailed to stockholders.  We note that the press release dated October 1, 2014 filed as Exhibit 99.1 to the report on Form 8-K filed by the Company on October 2, 2014 contained the following statement “The Company anticipates that it can receive the necessary approvals and meet the requirements to become a private company by the end of 2014.”  The Company will also file a Company-Related Notification Form with FINRA and issue a public release regarding the effective date on or about 10 days prior to the effective date.

Item 16. Exhibits

Exhibit A. Disclosure Statement

Special Factors

Ms. Maryse Mills-Apenteng
United States Securities and Exchange Commission
November 4, 2014

Purpose of the Transaction, page 10

3.	Please tell us how you calculated the number of shares of common stock issued and outstanding after the reverse stock split or revise as necessary.

RESPONSE:  The Company obtained a shareholder list and a report of the accounts being held in street name.  Each of the record positions and street name positions below 20,000 were assumed to be shares that would be redeemed and retired.  For positions above 20,000, the account position was divided by 20,000 and the shares representing any fractional interests were deemed to be shares to be redeemed and retired.  The total number of shares resulting from these calculations were then subtracted from the post-split issued and outstanding.  Please also see the response to comment 4.

4.
We note your statement that the cash out of fractional share interests held by discontinued stockholders will result in the cancellation of less than 10% of the outstanding pre-reverse stock split shares in compliance with Section 78.207 of the Nevada Revised Statutes. Please tell us how you made this determination and include specific analyses for both holders in street name and record holders. Please also consider in your calculations the various uncertainties that may affect your estimates, including changes in holdings that may occur between the time of your amended Schedule 13E-3 and the effectiveness of the transaction. For example, please consider stockholders who wish to remain stockholders of the private entity by purchasing shares in advance of the effective date and stockholders who combine separate accounts or conversely lower their holdings to become part of the group that is cashed-out. Please describe how these and other conditional events may affect the final determinations and how they were accounted for in your calculations referenced above.

RESPONSE:  The Company determined the amount of shares and the number of stockholders to be eliminated by reviewing information dated as of August 8, 2014 showing, (i) the individual accounts of record holders of our common shares; (ii) the individual accounts of holders holding our common shares in street name; and (iii) the share range analysis of objecting beneficial owners holding our common shares in street name.  The Company has already conducted a follow up analysis based on information updated through October 6, 2014 that reflected that the percentage ownership of shares held by discontinued shareholders had not changed materially.

The Company will also conduct a subsequent analysis (i) approximately one week prior to the effective date of the Transaction and (ii) again on the Effective Date.  The Board will review whether there has been a material change from the initial determination.  If it appears that the stock held by stockholders who will receive only cash as a result of the Transaction exceeds 10% of the outstanding, the Company will abandon or modify the Transaction to account for the need to obtain stockholder approval.  If it appears that there will be 300 or more record holders of our common stock after the Transaction, the Company will abandon or modify the Transaction.  If it appears that a greater number of shares may be redeemed than originally anticipated, the Company will likely proceed with the Transaction unless the costs of the Transaction exceed the cash available from operations, after

Ms. Maryse Mills-Apenteng
United States Securities and Exchange Commission
November 4, 2014

deduction of working capital requirements.

The Company is also monitoring the trading volume of its shares on a weekly basis.

Background of the Transaction, page 11

5.
We note that the board of directors has considered going private at various times during the past few years. Please revise to provide expanded disclosure regarding the reasons behind the choice to engage in the transaction at this time as opposed to any other time. Refer to Item 1013(c) of Regulation M-A.

RESPONSE:  The Company did not previously have sufficient cash available to consummate the Transaction and meet its working capital needs.  We have added disclosure under "Special Factors – Background of the Transaction" on page 11 to clarify the reason for the timing.

6.
Please briefly summarize the contents of the memorandum presented to you by your legal counsel. Additionally, please identify by name all parties that were involved in the deliberations that you discuss in this section, or tell us why you do not believe you are required to do so.

RESPONSE:  The memorandum summarizes the potential benefits flowing from going private, including terminating the periodic reporting requirements, ongoing annual savings, eliminating the competitive disadvantage in the small market in which the Company operates caused by providing detailed operational information in disclosures with the SEC accessible by competitors who are not subject to disclosure obligations, and the possibility, depending on the structure adopted, of increasing the involvement of management in the long-term success of the Company.  The memorandum discusses a reverse split, an issuer tender offer and a cash-out merger as potential vehicles for going private, with or without the participation of management.  It also discusses the filings required to go private and related costs, as well as the potential for litigation initiated by stockholders in response to the going private transaction.  The memorandum served as a basis for the discussion of alternatives by the board of directors.  Each of the directors may have also informally gathered information regarding potential alternatives to help inform their discussions and decision, but all of the deliberations regarding the alternatives and the selection of the reverse split as the preferred alternative were made in Board Meetings attended by all of the members of the board, Jodi Juretich, Chief Financial Officer, and Keith Pope, outside legal counsel.  Mr. Russell W. Weiss, who was in discussions with the Company about potentially becoming a director of the Company and was visiting its principal offices, attended one of the board meetings as an observer, but not participate in the deliberations. Otherwise, the Board did not invite outside consultants to the meetings and, as disclosed in the Disclosure Statement, the board of directors did not retain any investment banker or valuation expert in connection with the approval of the Transaction.

Ms. Maryse Mills-Apenteng
United States Securities and Exchange Commission
November 4, 2014

We have made changes to the Disclosure Statement under the caption “Special Factors - Background of the Transaction” on pages 11 - 12 to identify those in attendance at the Board Meetings.  We have not included disclosure concerning Mr. Weiss since his potential relationship with the Company (if any) is not ripe for disclosure and the Company believes his attendance as an observer was immaterial.

Reasons for the Transaction, page 12

7.
We note your belief that your financial resources and management time currently going towards public reporting costs could more effectively be devoted to other purposes. Please briefly describe these other purposes if they have been considered.

RESPONSE:  The Company believes that the CEO and CFO of the Company will more promptly be able to address business matters during periods now spent preparing and reviewing public company filings and to spend time pursuing additional business opportunities that they otherwise would not have time for.  These include managing and developing customer and vendor relationships and employee development.  We have amended the disclosure under “Reasons for the Transaction” on page 12 to clarify that management time that is currently required by the reporting obligations of the Company will be used to pursue the growth of the Company’s business.

Fairness of Transaction

Equal Treatment of Affiliated and Unaffiliated Holders of Our Common Stock, page 18

8.
You state that the reverse stock split will not affect holders of your shares differently on the basis of affiliate status. Given that affiliates tend to hold more shares of the company, the reverse stock split would seem to disproportionally cash out unaffiliated holders. Please revise this statement accordingly here and throughout your document.

RESPONSE:  The Company recognizes that almost all discontinued stockholders will be unaffiliated holders.  We have added disclosure under the caption “Questions and Answers About the Transaction” on page 5, “Fairness of the Transaction-Treatment of Affiliated and Unaffiliated Holders of Our Common Stock” on page 18, and “Procedural Fairness of the Transaction” on page 20 to clarify this matter.  This is a result of most affiliate holders each holding 20,000 or more shares of the Company’s common stock as of September 30, 2014, and presumably holding the same amount of shares when the Transaction becomes effective.  Not all affiliates hold 20,000 shares, and not all unaffiliated holders own less than 20,000.  For example, as of September 30, 2014, Edward C. Grady, director, held 17,750 shares of Company common stock, and Paul Johnson, VP of Engineering, held 3,750 shares of Company common stock.

Regardless of affiliate status, the terms of the Transaction are the same for all stockholders and all stockholders will receive cash for their fractional shares at the same per share amount.

Ms. Maryse Mills-Apenteng
United States Securities and Exchange Commission
November 4, 2014

Reservation, page 21

9.
We note the board’s reservation of the right to abandon, postpone or modify the reverse stock split and the termination and suspension at any time before they are consummated for any reason. Please disclose how the board will make such determination, including the factors upon which the decision to abandon, postpone or modify would be based, and how it will provide notice to security holders of the same.

RESPONSE:  The Company cannot anticipate all circumstances that may lead to a termination of the Transaction.  That said, if a circumstance arose requiring use of the Company’s available cash for some other purpose, if the Company concluded that the implementation of the reverse split would result in holders holding 10% or more of the outstanding pre-reverse stock split shares becoming discontinued shareholders (an event that would require shareholder approval to implement the reverse split) or if a legal challenge to the transaction was filed and the Company concluded that the basis for the filing had merit or the cost and effort of defending the lawsuit outweighed the benefits of the Transaction, the Board may decide not to proceed or elect to modify the terms of the Transaction.

10.	We note your reference to “a transaction with the Interested Party.” Please explain or revise.

RESPONSE:  The referenced language suggests that the Company’s currently contemplating a potential alternative transaction, which is inaccurate.  Consequently, we have deleted this phrase.  There is not a transaction with an interested party or an alternative transaction with any party currently being considered.

Management

Executive Officers and Directors, page 28

11.
Please ensure you provide the information required by Item 1003 of Regulation M-A for each person specified in General Instruction C to Schedule 13E-3. For example, you have not disclosed Mr. Johnson’s employment during the past five years or the addresses of the corporations at which your directors are employed.

RESPONSE: The requested information is now set forth in Item 3 of Schedule 13E-3 and “Company Information – Executive Officers and Directors” in the Disclosure Statement beginning on page 29.

Financial and Other Information, page 30

12.	We note that you have furnished summarized financial information, but have done so without including all of the items specified in Item 1010(c) of Regulation M-A, which would constitute a fair

Ms. Maryse Mills-Apenteng
United States Securities and Exchange Commission
November 4, 2014

and adequate summary. Please revise to include all the information required by Item 1010(c) of Regulation M-A. To the extent you believe pro forma information is not material, please explain why.

RESPONSE: We have amended the Disclosure Statement on pages 31 - 32 to include pro forma information and additional financial information required by Item 1010(c) of Regulation M-A.

On behalf of the Company, we confirm that the Company acknowledges that

o	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

o	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Should you have any questions regarding this filing, please contact the Company or Keith Pope at (801) 257-7938.

Very truly yours,

PARR BROWN GEE & LOVELESS

/s/ Keith L. Pope

Keith Pope